Exhibit 2.1

AMENDMENT NO. 2 TO MERGER AGREEMENT

This Amendment No. 2 to Agreement and Plan of Merger (this “Amendment”), dated as of February 8, 2008, is entered into by and among Rocket Software, Inc., a Delaware corporation (“Eastern”), Eastern Software, Inc., a Delaware corporation and a direct wholly-owned Subsidiary of Eastern (“Newco”), and NetManage, Inc., a Delaware corporation (the “Company”).

RECITALS

The parties hereto previously entered into an Agreement and Plan of Merger dated as of December 11, 2007, as amended (the “Merger Agreement”) and wish to further amend certain provisions thereof to extend the deadline for Eastern to arrange for financing.

AGREEMENT

Now, therefore, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. The last sentence of the introductory paragraph to Section 4.1 is amended and restated as follows:

Without limiting the generality of the foregoing, and except as otherwise expressly permitted in this Agreement, or as set forth in Section 4.1 of the Company Disclosure Schedule, (A) the Company may (with one business days notice to Eastern) take any of the actions set forth in clauses 4.1(a) through 4.1(v) below prior to the Financing Contingency Release Date and such action shall not require the consent of Eastern and (B) during the period beginning on the Financing Contingency Release Date to the Effective Time, neither the Company nor any of its Subsidiaries will, without the prior written consent of Eastern, which consent shall not be unreasonably withheld or delayed:

2. Section 4.2 is amended and restated as follows:

4.2 No Solicitation of Transactions.

(a) During the period beginning on the Financing Contingency Release Date to the Effective Time the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its Subsidiaries to (i) solicit, accept or initiate, encourage, or facilitate, directly or indirectly, any inquiries relating to, or the submission of, any proposal or offer, whether in writing or otherwise, from any Person other than Eastern, Newco or any Affiliates thereof (any such other Person, a “Third Party”) to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or more than fifteen percent (15%) of the assets of the Company and its Subsidiaries, taken as a whole, or fifteen percent (15%) or more of any class or series of equity securities of the Company, whether pursuant to a merger, consolidation or other business combination or other transaction, sale of shares of stock, sale of assets, tender offer, exchange offer or similar transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of more than fifteen percent (15%) of the assets of the Company and its Subsidiaries, taken as a whole, or fifteen percent (15%) or more of any class or series of equity securities of the Company (any transaction or series of transactions with the foregoing effect, a “Competing Transaction”); (ii) participate or engage in any discussions or negotiations with any Third Party regarding any Competing Transaction, or furnish to any Third Party any information or data with respect to or access to the properties of the Company in connection with a Competing Transaction, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction; (iii) withdraw, modify or amend in any way adverse to Eastern or Newco its recommendation to the Company’s stockholders that they approve this Agreement and the Merger, except in strict compliance with this Section 4.2, or (iv) enter into any agreement with respect to any Competing Transaction, approve or recommend or resolve to approve or recommend any Competing Transaction, or enter into any agreement requiring it to abandon, terminate or fail to consummate the Merger or the other transactions contemplated by this Agreement.

(b) Notwithstanding the foregoing sentence or anything to the contrary in this Agreement, if during the period beginning on the Financing Contingency Release Date to the Effective Time, the Company receives (in the absence of any violation of this Section 4.2) a bonafide, unsolicited written proposal or offer for a Competing Transaction prior to the receipt of the Company Shareholder Approval and that has not been withdrawn, which the Board of Directors, acting reasonably and in good faith (after consultation with the Company’s outside legal counsel and financial advisor), determines by majority vote (excluding any members of the Board of Directors that are not independent of the Third Parties making such offer for a Competing Transaction) is superior to the terms of this Agreement based upon the financial terms of the proposed Competing Transaction, the proposed timing of the Competing Transaction or the likelihood that such Competing Transaction will be consummated (a “Superior Competing Transaction”), then the Company may, in response to such unsolicited proposal or offer and subject to compliance with this Section 4.2, furnish information with respect to the Company and its Subsidiaries to, and participate in discussions and negotiations directly or through its representatives with, such Third Party. Notwithstanding the foregoing, during the period beginning on the Financing Contingency Release Date to the Effective Time, the Company shall not provide any non-public information to any such Third Party unless the Company provides such non-public information pursuant to a nondisclosure agreement at least as restrictive as the Confidentiality Agreement (defined below). Nothing contained in this Agreement shall prevent the Board of Directors from (i) complying with any applicable Law, rule or regulation, including, without limitation, Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act, (ii) making any disclosure to the Company’s shareholders required by applicable Law, rule or regulation, or (iii) otherwise making such disclosure to the Company’s shareholders or otherwise that the Board of Directors (after consultation with its counsel) concludes in good faith is necessary in order to comply with its fiduciary duties to the Company’s shareholders under applicable Law.

(c) Subject to subparagraph (d) below, if during the period beginning on the Financing Contingency Release Date to the Effective Time the Board of Directors determines that it has received a proposal for a Superior Competing Transaction and reasonably determines in good faith (after consultation with the Company’s outside counsel and financial advisors) that taking any or all of the following actions is necessary in order to comply with its fiduciary duties under applicable Law, and provided, that neither the Company nor any representative of the Company is and would not as a result be in breach of any of the provisions of this Section 4.2, during the period beginning on the Financing Contingency Release Date to the Effective Time, the Company and the Board of Directors may (i) withdraw, modify or change the Board of Director’s approval or recommendation of this Agreement or the Merger, (ii) approve or recommend to the Company’s shareholders such Superior Competing Transaction, (iii) terminate this Agreement in accordance with Section 6.4(ii), and/or (iv) publicly announce the Board of Director’s intention to do any or all of the foregoing.

(d) During the period beginning on the Financing Contingency Release Date to the Effective Time, the Company shall not take any of the actions referred to in Section 4.2(b) and the Board of Directors shall not take any of the actions referred to in Section 4.2(c) unless the Company shall have delivered to Eastern prior written notice advising Eastern that it intends to take such action, which written notice shall state the material terms and conditions of the applicable Superior Competing Transaction. The parties hereto agree that, in the event any such written notice is delivered pursuant hereto after the Financing Contingency Release Date, before the Company takes any action referred to in Section 4.2(c), Eastern shall be provided with three business days from the date of delivery of such notice to agree to make adjustments to the terms and conditions of this Agreement, and the Company shall negotiate in good faith with respect thereto, to match or improve upon the economic or other terms of the purportedly Superior Competing Transaction. In addition during the period beginning on the Financing Contingency Release Date to the Effective Time, the Company shall notify Eastern as promptly as reasonably practicable, and use its best efforts to provide such notice within one business day, following receipt by the Company (or any of its advisors) of any proposal for a Competing Transaction or any written request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries by any Third Party that indicates it may be considering making, or has made, a proposal for a Competing Transaction (including the material terms and conditions of any such proposal, indication of interest or request relating to a Competing Transaction). During the period beginning on the Financing Contingency Release Date to the Effective Time, The Company shall keep Eastern reasonably informed, on a current basis, of the status and material details of any such proposal, indication or request (and any modification or amendment thereof), including of any meeting of its Board of Directors (or any committee thereof) at which its Board of Directors (or such committee) is reasonably expected to consider any Competing Transaction.

3. Section 4.3 is amended and restated as follows:

4.3 Reasonable Efforts to Complete Transactions.

(a) During the period beginning on the Financing Contingency Release Date to the Effective Time, Subject to the terms and conditions herein provided, each of the parties hereto shall cooperate with the other and use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner possible, the Merger and the other transactions contemplated by this Agreement, including using its reasonable efforts to obtain the Company Shareholder Approval, all necessary or appropriate waivers, consents, and approvals, to effect all necessary registrations, filings and submissions (including, but not limited to, the filings referred to in Sections 2.4(a)(ii) and 3.3(b) and such filings, consents, approvals, orders registrations and declarations as may be required under applicable Laws and to challenge or lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible).

(b) During the period beginning on the Financing Contingency Release Date to the Effective Time, each of the parties hereto agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to terminate registration of the Company’s Capital Stock under the Exchange Act as of the Effective Time.

(c) Each of the Company and Eastern shall keep the other reasonably informed of the status of their respective efforts to consummate the transactions contemplated hereby, including by furnishing the other with such necessary information and reasonable assistance as it may reasonably request in connection with its preparation of necessary filings or submissions of information to any governmental authority and by giving prompt notice of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect in accordance with its terms, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification provided pursuant to clause (i) or (ii) above shall affect the representations, warranties, covenants or agreements of the parties or the conditions to or obligations of the parties under this Agreement, (iii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the transactions contemplated by this Agreement, (iv) any notice or other communication relating to an investigation or restraint from any governmental authority in connection with the Merger or the transactions contemplated by this Agreement, (v) any notice or communication from a Key Employee proposing to terminate, revoke or withdraw any commitment to remain employed by the Company or Eastern and (vi) any Action commenced or, to the knowledge of the Company, on the one hand, or to the knowledge of Eastern, on the other hand, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries, on the one hand, and Eastern or Newco, on the other hand, and which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2or Section 3, as the case may be, or which relate to the consummation of the transactions contemplated by this Agreement and (vii) the taking of any action described in Section 4.1(a) to 4.1(v).

(d) Notwithstanding the foregoing, the Company shall not be obligated to use its reasonable efforts or take any action pursuant to this Section 4.3 if in the good faith opinion of the Board of Directors (after consultation with counsel) such actions would violate its fiduciary duties to the Company’s shareholders under applicable Law.

4. Section 4.4 is amended and restated as follows:

4.4 Shareholders Meeting; Proxy Statement.

(a) The Company, acting through the Board of Directors, shall:

(i) use reasonable efforts to promptly prepare and, no later than fifteen (15) business days after the Financing Contingency Release Date, file with the SEC a proxy statement complying with applicable requirements of Law and all of the proxy rules of the SEC for the purposes of considering and taking action upon this Agreement (the “Proxy Statement”), (B) obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with Eastern and Newco, respond promptly to any comments made by the SEC with respect to the Proxy Statement and any preliminary version thereof, and (C) following the Financing Contingency Release Date, undertake to obtain the Company Shareholder Approval, unless the Company has received and accepted an offer for a Superior Competing Transaction and has terminated this Agreement pursuant to Section 6.4(ii);

(ii) following the Financing Contingency Release Date, include in the Proxy Statement the unanimous recommendation of the Board of Directors that the shareholders of the Company vote in favor of the approval of this Agreement and the Merger and use its reasonable efforts to solicit from the shareholders of the Company proxies in favor of adoption of this Agreement and approval of the Merger for the Shareholders Meeting; provided, that, notwithstanding anything to the contrary set forth in this Agreement, the Board of Directors may withdraw, modify or amend its recommendation if, permitted by and in accordance with Section 4.2;

(iii) following the Financing Contingency Release Date, duly call, give notice of, convene and hold a special meeting of its shareholders for the purpose of obtaining Company Shareholder Approval (the “Shareholders Meeting”), to be held forty-five (45) days following the filing of the definitive Proxy Statement with the SEC unless the Board of Directors has withdrawn its recommendation of the Merger and the transactions contemplated by this Agreement in accordance with Section 4.2; and

(iv) if at any time prior to the Shareholders Meeting any information relating to the Company, or any of its Affiliates, officers or directors, should be discovered which should be set forth in an amendment or supplement to the Proxy Statement, so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Eastern and shall promptly file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by Law, disseminate it to the shareholders of the Company.

(b) Following the Financing Contingency Release Date, Eastern and Newco shall, upon request, furnish the Company with all information concerning it and it’s Affiliates as the Company may deem reasonably necessary or advisable in connection with the Company preparing the Proxy Statement. Eastern shall be entitled to review and approve the statements made regarding such matters prior to filing with the SEC. If at any time prior to the Shareholders Meeting any information relating to Eastern, or any of its Affiliates, officers or directors, should be discovered by Eastern which should be set forth in an amendment or supplement to the Proxy Statement, so that it would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Eastern shall promptly notify the Company and the Company shall promptly file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by Law, disseminate it to the shareholders of the Company.

5. A new section 4.8 shall be added as follows:

4.8 Financing.

Upon receipt of the financing agreement(s) which, if executed, Eastern would deem satisfactory under Section 5.3(g), Eastern shall provide notice to the Company that the closing conditions set forth in Section 5.3(g) have been waived. Upon receipt by the Company of such waiver notice, the Company shall have three (3) business days to determine whether it wishes to consummate the Merger or terminate the Agreement (the end of such three-day period is referred to herein as the “Financing Contingency Release Date”).

6. Sections 5.3(f), (g) and (h) shall be amended and restated as follows:

(f) [omitted]

(g) Eastern shall have obtained an agreement for financing from Wells Fargo Foothill, Inc. on terms acceptable to Eastern in its sole discretion, provided, such condition shall be waived unless Eastern notifies the Company on or prior to February 29, 2008 that such condition has not been satisfied and terminates this Agreement in accordance with Section 6.3(a)(iv) prior to such date.

(h) [omitted]

7. Section 6.2 shall be amended and restated as follows:

6.2 Termination by Either Eastern or the Company. This Agreement may be terminated and the Merger may be abandoned by Eastern or the Company if:

(i) there is in force a Law permanently restraining, enjoining or otherwise prohibiting the Merger and such Law shall have become final and non-appealable and not subject to challenge,

(ii) the Company Shareholder Approval shall not have been received at the Shareholders Meeting duly called and held, or any adjournment thereof, at which a quorum was present and at which a shareholder vote was held with respect to the Merger; provided that the right to terminate this Agreement pursuant to this Section 6.2(ii) shall not be available to the Company if the Company has breached the provisions of Section 4.2 or 4.4, or

(iii) the Effective Time shall not have occurred on or before March 31, 2008 (the “Termination Date”); provided, that (A) the right to terminate this Agreement pursuant to this Section 6.2(iii) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in such failure to close, (B) the Termination Date for any termination by the Company pursuant to this Section 6.2(iii) shall be extended by the number of days in excess of thirty (30) days that is required to obtain final SEC approval of the Proxy Statement (measured from the date of the first filing of the preliminary Proxy Statement with the SEC until the date the Proxy Statement is cleared by the SEC to be mailed to the shareholders of the Company) and (C) the Termination Date for any termination by Eastern pursuant to this Section 6.2(iii) shall be extended by 60 days from the Financing Contingency Release Date.

8. Section 6.3 shall be renumbered as 6.3(a) and 6.3(b) shall be added as follows:

(b) This Agreement may be terminated by Eastern and the Merger may be abandoned at any time prior to the Financing Contingency Release Date if (i) Eastern determines in its sole discretion that it will be unable to satisfy the condition in Section 5.3(g) or (ii) the Company takes any of the actions described in Section 4.1(a) through 4.1(v) (regardless of whether such actions is otherwise permitted by this Agreement).

9. Section 6.4 shall be amended and restated as follows:

6.4. Termination by the Company. (a) This Agreement may be terminated by the Company and the Merger may be abandoned at any time prior to the Effective Time if:

(i) there shall have been a breach of representation, warranty or covenant of Eastern or Newco that gives rise to a failure of the conditions to Closing in Sections 5.2(a) or 5.2(b), which breach or failure is not cured, or is incapable of being cured, within ten (10) days after the receipt by Eastern of written notice, provided, that at such time the Company shall not be in breach of its representations, warranties, or covenants such that the conditions in Sections 5.3(a) or 5.3(b) are not then capable of being satisfied, other than as a result of Eastern’s actions or omissions, or

(ii) the Board of Directors withdraws or modifies or changes its recommendation of this Agreement or the Merger and there exists at such time a proposal or offer for a Competing Transaction that constitutes a Superior Competing Transaction and the Company concurrently enters into, a definitive agreement providing for the consummation of such Superior Competing Transaction; provided, that, in the case of any such termination by the Company that occurs after the Financing Contingency Release Date, (A) prior to such termination, the Company shall have complied with its obligations under Section 4.2(d), (B) Eastern has not made, within three (3) business days of receipt of the written notice to be delivered pursuant to Section 4.2(d), an irrevocable unconditional offer that the Board of Directors reasonably and in good faith determines is at least as favorable to the stockholders of the Company as the proposal or offer for such Superior Competing Transaction, it being understood that the Company shall not enter into such binding agreement during such three (3) business day period, and (C) the Company shall timely pay the Termination Fee or Expense Reimbursement to Eastern required by Section 6.5(b) within the applicable time period specified in Section 6.5.

(b) This Agreement may be terminated by the Company and the Merger may be abandoned at any time prior to the Financing Contingency Release Date at its sole discretion.

10. Section 6.5 shall be amended and restated as follows:

6.5 Effect of Termination.

(a) In the event of the termination or abandonment of this Agreement pursuant to Sections 6.1, 6.2, 6.3 or 6.4, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its Affiliates, directors, or officers thereof other than pursuant to the provisions of this Section 6.5; provided, that nothing contained in this Section 6.5 shall relieve any party from liability for any fraud or the breach of any representation, warranty, covenant or other agreement contained in this Agreement occurring prior to termination.

(b) In the event of termination of this Agreement without consummation of the transactions contemplated hereby by the Company pursuant to Section 6.4(ii) following the Financing Contingency Release Date, then the Company shall reimburse Eastern by wire transfer of immediately available funds for the amount of expenses (including any financing commitment fees) actually incurred by Eastern or Newco in connection with this Agreement or the transactions contemplated hereby, up to a maximum of Two Million Dollars ($2,000,000) (the “Expense Reimbursement”). The parties acknowledge and agree that Eastern has incurred significant expense in negotiating and entering into this Agreement and that if terminated in the context of facts giving rise to the payment of the Expense Reimbursement, such shall be deemed an appropriate measure of liquidated damages to compensate Eastern for expenses associated with the transactions contemplated hereby, and not in the nature of a penalty.

11. The parties hereto acknowledge and agree that, except as specifically amended hereby, the Merger Agreement is, and after giving effect to this Amendment will be, in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized officers as of the date first above written.

NETMANAGE, INC.

By:	/s/ Zvi Alon
Name:	Zvi Alon
Title:	Chief Executive Officer

ROCKET SOFTWARE, INC.

By:	/s/ Johan Magnusson Gedda
Name:	Johan Magnusson Gedda
Title:	Executive Vice President

EASTERN SOFTWARE, INC.

By:	/s/ Johan Magnusson Gedda
Name:	Johan Magnusson Gedda
Title:	President